ACHIEVE LIFE SCIENCES, INC.

1040 West Georgia Street, Suite 1030

Vancouver, British Columbia, Canada V6E 4H1

February 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Errett

Re:	Achieve Life Sciences, Inc. Registration Statement on Form S-3
Filed December 26, 2018 (File No. 333-229019)

Requested Date:	February 11, 2019

Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Achieve Life Sciences, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Alan Smith or Amanda Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553, or in her absence, Mr. Smith at (206) 389-4530.

Sincerely,

ACHIEVE LIFE SCIENCES, INC.

By:	/s/ John Bencich
John Bencich
Chief Financial Officer